Contact

www.linkedin.com/in/fenderaa
(LinkedIn)

Top Skills

Customer Service
Leadership
Team Building

Certifications

Level 2 Barista Certification
Level 1 Barista Certification

Honors-Awards

Black Founders Fund
StarChefs Rising Stars - Class of 2023

Aaron Fender

Reimagining the world of coffee in Southwest Atlanta.
Atlanta Metropolitan Area

Experience

Portrait Coffee
Co-Founder & CEO
July 2019 - Present (4 years)
Greater Atlanta Area

Bellhop
Community Manager, Northeast & West
February 2019 - June 2019 (5 months)
Greater Atlanta Area

Responsible for communications and workforce engagement across 20+ markets.

Bellhops is a new breed of moving company on a crusade to transform the $15B+ moving market into an industry that's more trustworthy, reliable, and fun. We're currently serving 20+ markets with plans to roll out across the nation.

Industrious
Community Manager
July 2017 - February 2019 (1 year 8 months)
Greater Atlanta Area

Industrious is the next evolution of the modern workplace: private glass-walled offices in a communal setting. Every detail has been designed to give you the privacy you want to stay productive, and the community you need to stay invigorated.
In Atlanta, Industrious is open in West Midtown, Buckhead, Midtown and at Ponce City Market. Please visit www.industriousoffice.com for more information.

Land of a Thousand Hills Coffee Co.
4 years 8 months

General Manager
September 2015 - July 2017 (1 year 11 months)
Roswell, GA

Responsible for the staffing, training, and management of a team of 12 - 15 baristas. Work to foster an exceptional experience for each customer and ensure a high standard of quality for every drink the team prepares. Head trainer for company owned cafes and partner locations as well as company representative at various expos and conferences.

Lead Barista
June 2013 - August 2015 (2 years 3 months)
Roswell, GA

Responsible for assisting in supervision and management of the team of baristas. Assist in inventory stock/purchasing, staff scheduling, and cafe quality assurance.

Barista
December 2012 - June 2013 (7 months)
Roswell, GA

Responsible for preparation of coffee and quality customer service with every customer.

Zulu Racing LLC
Race Coordinator
January 2013 - November 2015 (2 years 11 months)
Roswell, GA

Responsible for event production and crew management for 40+ annual events in the Southeast region of the United States. Generated email, social media, and website marketing content for clients. Performed consultations with external clients for race events.

Education

Kennesaw State University
Bachelor's Degree, Psychology · (2012 - 2016)

Lassiter High School
High School, College Prep · (2008 - 2012)